UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Kadmon Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

48283N106

(CUSIP)

George Travers

GoldenTree Asset Management LP

300 Park Avenue, 21st Floor

New York, New York 10022

(212) 847-3500

(Name, address and telephone number of person authorized to receive notices and communications)

August 1, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48283N106

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 8,732,576 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 8,732,576 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,576 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)(2)
14.	TYPE OF REPORTING PERSON* IA, PN

(1)	Includes 2,115,416 shares of common stock, par value $0.001 (“Common Stock”), of Kadmon Holdings, Inc. (the “Issuer”), issuable upon the conversion of 5% Convertible Preferred Stock (the “Preferred Stock”) of the Issuer on an as-converted basis and 219,828 shares of Common Stock issuable upon the exercise of the Warrants (defined below) on an as-converted basis.
(2)	Based on 44,870,332 shares of Common Stock outstanding following the consummation of the Issuer’s initial public offering (“IPO”) as reported in the Prospectus filed with the Securities and Exchange Commission (the “SEC”) on August 1, 2016, plus 2,115,416 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106

1.	NAMES OF REPORTING PERSONS GoldenTree Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 8,732,576 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 8,732,576 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,576 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, OO

(1)	Includes 2,115,416 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2)	Based on 44,870,332 shares of Common Stock outstanding following the consummation of the Issuer’s IPO as reported in the Prospectus filed with the SEC on August 1, 2016, plus 2,115,416 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106

1.	NAMES OF REPORTING PERSONS Steven A. Tananbaum
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 8,732,576 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 8,732,576 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,576 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.5% (1)(2)
14.	TYPE OF REPORTING PERSON* HC, IN

(1)	Includes 2,115,416 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.
(2)	Based on 44,870,332 shares of Common Stock outstanding following the consummation of the Issuer’s IPO as reported in the Prospectus filed with the SEC on August 1, 2016, plus 2,115,416 shares of Common Stock of the Issuer issuable upon the conversion of the Preferred Stock of the Issuer on an as-converted basis and 219,828 shares of Common Stock issuable upon the exercise of the Warrants on an as-converted basis.

CUSIP No. 48283N106

1.	NAMES OF REPORTING PERSONS Treacy Gaffney
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 4,346
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 4,346
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,346
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% (1)
14.	TYPE OF REPORTING PERSON* IN

(1)	Based on 44,870,332 shares of Common Stock outstanding following the consummation of the Issuer’s IPO as reported in the Prospectus filed with the SEC on August 1, 2016.

ITEM 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Kadmon Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 450 East 29th Street, New York, New York, 10016.

Information given in response to each Item in this Schedule 13D shall be deemed incorporated by reference in all other Items, as applicable.

ITEM 2.	Identity and Background.

(a) This statement is filed by:

(i) GoldenTree Asset Management LP, a Delaware limited partnership registered as an investment adviser with the U.S. Securities and Exchange Commission (the “Advisor”), with respect to securities of the Issuer held in the respective accounts of the Funds and the Managed Accounts (each as defined below);

(ii) GoldenTree Asset Management LLC, a Delaware limited liability company (the “General Partner”), with respect to securities of the Issuer held in the respective accounts of the Funds and the Managed Accounts;

(iii) Mr. Steven A. Tananbaum (“Mr. Tananbaum”) with respect to securities of the Issuer held in the respective accounts of the Funds and the Managed Accounts; and

(iv) Ms. Treacy Gaffney (“Ms. Gaffney”) with respect to the securities of the Issuer directly held by her.

The Advisor, the General Partner and Mr. Tananbaum are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons and Ms. Gaffney are collectively referred to as the “GoldenTree Persons.” Any disclosures herein with respect to persons other than the GoldenTree Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business office of each of the GoldenTree Persons is 300 Park Avenue, 21st Floor, New York, N.Y. 10022.

(c) The principal business of the Advisor is to serve as the investment manager or adviser to GN3 SIP Limited (“GN3”), GoldenTree 2004 Trust (“G2T”), GT NM, LP (“GTNM”), GoldenTree Insurance Fund Series Interests of the SALI Multi-Series Fund, LP (“GTIF”), GoldenTree Credit Opportunities, LP (“GTCO”), GoldenTree Entrust Master Fund SPC (“GSPC”), GoldenTree Master Fund, Ltd. (“GMF”), GoldenTree Master Fund II, Ltd. (“GMFII”, and together with GN3, G2T, GTNM, GTIF, GTCO, GSPC and GMF, the “Funds”), a separately managed account managed by the Advisor (the “First Managed Account”), and a second separately managed account managed by the Advisor (the “Second Managed Account”, and together with the First Managed Account, the “Managed Accounts”). By virtue of its position as the investment manager or adviser to the Funds and the Managed Accounts, the Advisor may be deemed to have voting and investment power over the securities of the Issuer directly held by the Funds and the Managed Accounts. The principal business of the General Partner is to serve as the general partner of the Advisor. In addition, as the general partner of the Advisor, the General Partner may be deemed to have voting and investment power over the securities of the Issuer directly held by the Funds and the Managed Accounts. The principal business of Mr. Tananbaum is to serve as the managing member of the General Partner. As the managing member of the General Partner, Mr. Tananbaum may be deemed to have voting and investment power over the securities of the Issuer directly held by the Funds and the Managed Accounts. Treacy Gaffney is an employee of the Advisor and directly holds shares of Common Stock reported herein and may be deemed to be a member of a Section 13(d) group with the Reporting Persons.

(d) None of the GoldenTree Persons nor any of the Funds or Managed Accounts has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the GoldenTree Persons nor any of the Funds or Managed Accounts has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Citizenship of the GoldenTree Persons is as follows:

(i) Advisor – Delaware;

(ii) General Partner – Delaware;

(iii) Mr. Tananbaum – United States of America; and

(iv) Ms. Gaffney – United States of America.

The GoldenTree Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference. The aggregate cash consideration paid by the Reporting Persons for securities of the Issuer was approximately $54,172,308.29. Such cash consideration was paid with the working capital of the Funds and Managed Accounts.

The Funds and the Managed Accounts may effect purchases of securities primarily through margin accounts maintained for them with Goldman, Sachs & Co., Bank of America and Morgan Stanley, which may extend margin credit to the Funds and the Managed Accounts as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer reported in this Schedule 13D for the accounts of the Funds and Managed Accounts for investment purposes.

Class E Membership Units

On June 8, 2016, Class E Redeemable Convertible Membership Units of the predecessor to the Issuer, Kadmon Holdings, LLC (the “Class E Units”), were purchased at a price of $11.50 per Class E Unit as follows: (i) GTIF purchased 285 Class E Units, (ii) G2T purchased 41,639 Class E Units and (iii) GTNM purchased 1,555 Class E Units.

In addition to the above described purchases of Class E Units, certain other Funds and the Managed Accounts held Class E Units of the Issuer prior to its initial public offering (“IPO”), which was consummated on August 1, 2016. Upon the consummation of the IPO, the Class E Units were converted into shares of Common Stock at a conversion rate of $11.50 divided by 85% of $12.00, the price per share of Common Stock in the IPO.

The table below shows the number of Class E Units held by each Fund and Managed Account, as applicable, prior to the IPO and the shares of Common Stock received by each such Fund and Managed Account from the conversion of the Class E Units upon the consummation of the IPO.

Fund/Managed Account	Class E Redeemable Convertible Membership Units	Shares of Common Stock
GN3	154,555	174,255
G2T	95,163	107,292
GTNM	3,578	4,035
First Managed Account	4,419	4,983
Second Managed Account	2,855	3,219
GTIF	285	322
GSPC	58,435	65,883
GMF	806,945	909,792

Class A Membership Units

Treacy Gaffney, an employee of the Advisor, directly held Class A Membership Units of the predecessor of the Issuer that converted to 4,346 shares of Common Stock at a rate equal to 6.5 Class A Membership Units per one share of Common Stock upon consummation of the IPO.

Exchange Agreement Transactions

Prior to the IPO, certain of the Funds and Managed Accounts were lenders of a portion of the principal amount of a senior secured convertible term loan (the “Senior Loan”) made to the Issuer. More specifically, GN3 held $7,367,477 of the principal amount of the Senior Loan, G2T held $36,650,155 of the principal amount of the Senior Loan, GTNM held $1,385,366 of the principal amount of the Senior Loan, the First Managed Account held $3,026,128 of the principal amount of the Senior Loan and the Second Managed Account held $1,955,081 of the principal amount of the Senior Loan.

Pursuant to the Exchange Agreement, dated June 8, 2016, by and among Kadmon Holdings, LLC, Kadmon Pharmaceuticals, LLC and each investor identified therein (the “Exchange Agreement”), upon the consummation of the IPO of the Issuer, the principal amount of the Senior Loan, as well as the make-whole fee owed to each lender under the Senior Loan, converted into shares of 5% Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), of the Issuer and shares of Common Stock of the Issuer as follows: (i) a portion of the aggregate principal amount of the Senior Loan was converted into shares of Preferred Stock, of which each participating Fund and Managed Account received its pro rata portion as a lender under the Senior Loan; (ii) a portion of the aggregate principal amount of the Senior Loan was converted into shares of Common Stock at a conversion price equal to 80% of $12.00, the price per share of Common Stock in the IPO, of which each participating Fund and Managed Account received its pro rata portion as a lender under the Senior Loan; and (iii) 125% of a portion of the aggregate principal amount of the Senior Loan was converted into shares of Common Stock at a conversion price equal to $12.00, the price per share of Common Stock in the IPO, of which each participating Fund and Managed Account received its pro rata portion as a lender under the Senior Loan. The make-whole amount has been delivered to the lenders under the Senior Loan in shares of Common Stock of the Issuer at a conversion price equal to 80% of $12.00, the price per share of Common Stock in the IPO, of which each participating Fund and Managed Account received its pro rata portion as a lender under the Senior Loan.

Each holder of shares of Preferred Stock is able to convert such shares into Common Stock at any time at the holder’s election beginning on the first date that such shares were issued and sold, which occurred on August 1, 2016, at a conversion price equal to $1,000 per share of Preferred Stock, the original purchase price, plus dividends, divided by $9.60 per share, subject to certain anti-dilution provisions. At any time following one year after the initial issuance date of such shares of Preferred Stock, which will be August 1, 2017, the Issuer may cause a mandatory conversion of such shares of Preferred Stock into shares of Common Stock if the weighted average price per share of Common Stock has reached in excess of $18.00 for a period of 30 consecutive trading days and the Issuer has an effective resale shelf registration to resell shares of Common Stock upon conversion of the Preferred Stock. The shares of Preferred Stock do not have an expiration date.

The table below shows the total number of shares of Common Stock and shares of Preferred Stock received by the Funds and Managed Accounts, which were lenders under the Senior Loan, after the consummation of the IPO pursuant to the Exchange Agreement.

Fund/Managed Account	Shares of Common Stock	Shares of Preferred Stock
G2T	2,717,490	14,773
GTNM	102,721	558
First Managed Account	224,378	1,220
GN3	546,275	2,969
Second Managed Account	144,964	788

Right to Designate Member of Issuer’s Board of Directors

Pursuant to the Exchange Agreement, for so long as affiliates of the Advisor collectively own at least 7.5% of the Issuer’s Common Stock on an as-converted basis, the Advisor will have the right, at its option, to designate (i) one director to the Issuer’s Board of Directors (the “Board”) and, upon such designation, the Board shall recommend to the Issuer’s stockholders to vote for the election of the Advisor’s designee at any meeting of stockholders convened to elect directors of the Issuer or (ii) one observer to the Board.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is incorporated by reference as Exhibit 99.1, and is incorporated herein by reference.

Convertible Paid-in-Kind Notes

Prior to the IPO, certain of the Funds and Managed Accounts held second-lien convertible paid-in-kind notes (the “PIK Notes”) of the Issuer. Upon the consummation of the IPO, the outstanding balance of the PIK Notes was automatically converted into shares of Common Stock of the Issuer at a conversion price of 80% of $12.00, the price per share of Common Stock in the IPO.

The table below shows the principal amount of the PIK Notes held by each Fund and Managed Account that held PIK Notes and the shares of Common Stock of the Issuer received by each entity upon the consummation of the IPO pursuant to the conversion of the PIK Notes.

Fund/Managed Account	Principal Amount of PIK Notes	Shares of Common Stock
G2T	$10,252,873	1,068,008
GTIF	$56,803	5,917
GTNM	$352,176	36,686
First Managed Account	$698,672	72,779

The foregoing description of the PIK Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Amended and Restated Second-Lien Convertible Paid-in-Kind Note, which is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

Warrants

Certain of the Funds and Managed Accounts hold warrants to purchase shares of Common Stock of the Issuer that are exercisable as follows: (i) certain warrants are currently exercisable at a strike price of $10.20 per share of Common Stock, subject to anti-dilution adjustments, and will expire on June 17, 2023 (the “First Warrants”), and (ii) other warrants are currently exercisable at $10.20 per share of Common Stock, subject to anti-dilution adjustments, and will expire on August 28, 2022 (the “Second Warrants”, and together with the First Warrants, the “Warrants”). The First Warrants were originally purchased in three tranches with different terms, but pursuant to the third amended credit agreement of the Issuer dated November 26, 2014, the strike price of all tranches of the First Warrants was adjusted, resulting in the current strike price, which is $10.20 per share of Common Stock.

The table below shows the shares of Common Stock that each Fund and Managed Account, as applicable, would receive upon the exercise of its First Warrants and its Second Warrants, as well as the aggregate shares of Common Stock received from the exercise of all Warrants.

Fund/Managed Account	Shares of Common Stock Receivable Upon Exercise of First Warrants	Shares of Common Stock Receivable Upon Exercise of Second Warrants	Total Shares of Common Stock Receivable Upon the Exercise of All Warrants
GN3	16,253		16,253
G2T	104,219		104,219
GTNM	5,817	1,306	7,123
First Managed Account	5,301	2,595	7,896
GTIF		2,895	2,895
GTCO		81,442	81,442

The foregoing descriptions of the First Warrants and Second Warrant do not purport to be complete and are qualified in their entirety by reference to the full texts of the Form of Warrant to purchase Class A Units of Kadmon Holdings, LLC, dated June 17, 2013 (the “2013 Form of Warrant”), and the Form of Warrant to purchase Common Units of Kadmon Holdings, LLC, dated August 28, 2015 (the “2015 Form of Warrant”), which are incorporated by reference as Exhibits 99.3 and 99.4, respectively, and are incorporated herein by reference.

Purchases in the IPO

Certain of the Funds and Managed Accounts purchased shares of Common Stock of the Issuer in the IPO (the “Purchased Shares”) at $12.00 per share, the price per share of Common Stock in the IPO.

The table below shows the Purchased Shares purchased by each Fund and Managed Account, as applicable.

Fund/Managed Account	Shares of Common Stock Purchased in the IPO
GSPC	9,945
GMFII	12,960
GMF	140,388
GN3	26,675
GTNM	6,095
First Managed Account	12,270

Lock-Up Agreement

On June 8, 2016, the First Managed Account, G2T, GTNM, GN3 and the Second Managed Account (collectively, the “Shareholders”) entered into a Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which the Shareholders agreed that, beginning on the date that the Issuer files a registration statement relating to the IPO through 180 days after July 26, 2016, the date of the Underwriting Agreement for the IPO, the Advisor will not, subject to certain customary limited exceptions, without the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC, the managing underwriters of the Issuer’s IPO, offer, sell, contract to sell, pledge or otherwise dispose of certain shares of Common Stock or any securities convertible into, or exercisable or exchangeable for the Issuer’s Common Stock. Certain shares of Common Stock received pursuant to the Exchange Agreement and all shares of Preferred Stock received pursuant to the Exchange Agreement are not subject to the Lock-Up Agreement.

The table below shows the shares of Common Stock that are not subject to the Lock-Up Agreement.

Fund/Managed Account	Shares of Common Stock Not Subject to the Lock-Up Agreement
G2T	1,025,878
GTNM	38,778
First Managed Account	84,705
GN3	206,224
Second Managed Account	54,725

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Lock-Up Agreement, which is incorporated by reference as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreements

On June 8, 2016, the First Managed Account, G2T, GTNM, GN3 and the Second Managed Account entered into a Registration Rights Agreement with the predecessor of the Issuer, Kadmon Holdings, LLC, and certain other investors (the “First Registration Rights Agreement”). Pursuant to the First Registration Rights Agreement, the Issuer agreed to use commercially reasonable efforts to file, concurrently with the IPO, a registration statement with the Securities and Exchange Commission (the “SEC”) to cover the sale of shares of Common Stock received pursuant to the Exchange Agreement that are not subject to the Lock-Up Agreement (collectively, the “First Registrable Securities”). The Issuer agreed to use its reasonable best efforts to keep such registration statement continuously effective until the date that all of the First Registrable Securities covered by the registration statement have been sold and agreed to undertake to register the First Registrable Securities on Form S-3 as soon as the Issuer is eligible to use such form, provided that the Issuer will maintain the effectiveness of the registration statement then in effect until such time as a registration statement on Form S-3 covering the First Registrable Securities has been declared effective by the SEC.

The foregoing description of the First Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the First Registration Rights Agreement, which is incorporated by reference as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

On August 1, 2016, the First Managed Account, G2T, GTNM, GN3, the Second Managed Account and GTIF entered into a second Registration Rights Agreement with the Issuer and certain other investors (the “Second Registration Rights Agreement”). Pursuant to the Second Registration Rights Agreement, parties to the Second Registration Rights Agreement that are holders of at least a majority of the shares of Common Stock (i) theretofore issued upon conversion of shares of Preferred Stock or (ii) issuable upon conversion of the shares of Preferred Stock then outstanding (the “Required Investors”) may request, after the Issuer is eligible to use Form S-3, that the Issuer file a shelf registration statement and use commercially reasonable efforts to have the shelf registration statement declared effective as soon as reasonably practicable after its filing or at least within 60 days thereafter relating to the offer and sale of any shares of Common Stock acquired by the parties pursuant to the Exchange Agreement, (ii) any shares of Common Stock acquired by the parties upon a conversion of their shares of Preferred Stock and (iii) any other securities of the Issuer which may be issued or issuable with respect to, in exchange for, or in substitution of such securities (collectively, the “Second Registrable Securities”). In addition, the Issuer will be required to effectuate one underwritten takedown offering from the shelf registration statement within any six-month period if requested by the Required Investors or the holders of a majority of the shares of Common Stock that are signatories to the 2015 Registration Rights Agreement (as defined in the Second Registration Rights Agreement). The Issuer will use commercially reasonable efforts to keep the shelf registration statement effective until there are no longer any Second Registrable Securities.

Further, pursuant to the Second Registration Rights Agreement, the Required Investors may demand at any time following 180 days after the effective date of the Second Registration Rights Agreement, that the Issuer effect the registration of all or any portion of the Second Registrable Securities. Notwithstanding the above, the Required Investors may not make any demand for registration: (i) unless the aggregate proceeds from such demand registration are expected to equal or exceed $15 million, or (ii) during any period beginning on the date that the Issuer files a registration statement for Common Stock (for its own account or for any other security holder) and ending on the earlier of: (A) 90 days after such registration statement is effective, (B) upon the withdrawal of such registration statement or (C) 30 days after the Issuer provides notice of its intent to file a registration statement if no such registration statement has been filed within such 30-day period. The Issuer may limit the Second Registrable Securities included in an underwritten offering if any of the lead underwriters advises the Issuer that it believes the inclusion of all such Second Registrable Securities in the offering would have an adverse effect on the offering.

Pursuant to the Second Registration Rights Agreement, if the Issuer at any time proposes to register an offering of any of its securities and such registration may be used to sell any Second Registrable Securities, the Issuer will give the investors covered by the Second Registration Rights Agreement the opportunity to include such Second Registrable Securities in the offering. If any such investors make a written request to participate in such registration within five business days after receiving the Issuer’s notice, the Issuer will use commercially reasonable efforts to include the Second Registrable Securities of such investors in the offering, subject to cutbacks specified in the Second Registration Rights Agreement.

The foregoing description of the Second Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Second Registration Rights Agreement, which is incorporated by reference as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

The Reporting Persons continuously assess the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, the Reporting Persons may acquire additional securities of the Issuer or new securities of the Issuer, engage in any hedging or similar transactions with respect to the Issuer’s securities, or may determine to sell or otherwise dispose of all or some of the Issuer’s securities in the open market, in privately negotiated transactions, in transactions directly with the Issuer or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons may deem material to their investment decision.

In addition, the Reporting Persons may hold discussions with third parties or with management of the Issuer in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, such matters as the acquisition or disposition by the Reporting Persons or other persons of securities of the Issuer, acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.	Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 44,870,332 shares of Common Stock outstanding following the consummation of the Issuer’s IPO as reported in the Prospectus filed with the SEC on August 1, 2016.

(c) The information in Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the securities of the Issuer effected during the past 60 days by any person named in Item 2 hereof.

(d) The disclosure regarding the relationship between the GoldenTree Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 4 is incorporated by reference herein.

The Exchange Agreement is incorporated by reference as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The Form of Amended and Restated Second-Lien Convertible Paid-in-Kind Note is incorporated by reference as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.

The 2013 Form of Warrant is incorporated by reference as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The 2015 Form of Warrant is incorporated by reference as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

The Form of Lock-Up Agreement is incorporated by reference as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

The First Registration Rights Agreement is incorporated by reference as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

The Second Registration Rights Agreement is incorporated by reference as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Exchange Agreement, dated June 8, 2016, among Kadmon Holdings, LLC, Kadmon Pharmaceuticals, LLC and each investor identified therein (incorporated by reference to Exhibit 10.49 to the Issuer’s Form S-1, filed with the SEC on June 10, 2016).

99.2	Form of Amended and Restated Second-Lien Convertible Paid-in-Kind Note by Kadmon Pharmaceuticals, LLC (incorporated by reference to Exhibit 10.7 to the Issuer’s Form S-1, filed with the SEC on June 10, 2016).

99.3	Warrant to Purchase Class A Units of Kadmon Holdings, LLC, dated June 17, 2013 (incorporated by reference to Exhibit 10.47 to the Issuer’s Form S-1, filed with the SEC on June 10, 2016).

99.4	Warrant to Purchase Shares of Common Stock of Kadmon Holdings, LLC, dated August 28, 2015 (incorporated by reference to Exhibit 10.48 to the Issuer’s Form S-1, filed with the SEC on June 10, 2016).

99.5	Form of Lock-Up Agreement, among Kadmon Holdings, LLC, Citigroup Global Markets Inc., Jefferies LLC and the relevant investor (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1/A filed with the SEC on July 14, 2016).

99.6	Registration Rights Agreement, dated June 8, 2016, among Kadmon Holdings, LLC and each lender named therein (incorporated by reference to Exhibit 10.52 to the Issuer’s Form S-1, filed with the SEC on June 10, 2016).

99.7	Registration Rights Agreement, dated August 1, 2016, among Kadmon Holdings, Inc. and certain investors (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2016).

99.8	Agreement Regarding the Joint Filing of Schedule 13D by and among the GoldenTree Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 5, 2016

GOLDENTREE ASSET MANAGEMENT LP

By: GoldenTree Asset Management LLC, its general partner

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

GOLDENTREE ASSET MANAGEMENT LLC

/s/ Steven A. Tananbaum
By: Steven A. Tananbaum
Title: Managing Member

STEVEN A. TANANBAUM

/s/ Steven A. Tananbaum
Steven A. Tananbaum

TREACY GAFFNEY

/s/ Treacy Gaffney
Treacy Gaffney